Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103-7098
(215) 564-8000

December 3, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303
Attention:  Mr. Mark Cowan

Re:	Genworth Variable Insurance Trust
File Nos. 333-151541 and 811-22205

Dear Mr. Cowan:

On behalf of Genworth Variable Insurance Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on November 30, 2009, with regard to Post-Effective Amendment No. 2 under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 3 under the Investment Company Act of 1940, as amended, (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 24, 2009, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act.

Below we have provided the text at issue, where applicable; your comment; and the Registrant’s response.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.	Fund: Genworth 40/60 Index Allocation Fund, Genworth 60/40 Index Allocation Fund, Genworth Moderate Allocation Fund and Genworth Growth Allocation Fund

Comment:  Please explain the statement on page 1 that the fund is structured in a way that “contemplates matching the investment exposure of the Fund to a matching obligation of the insurance company.”  Can the insurance company influence the fund’s exposure?  Will the adviser consider the fund’s objection as it makes investment decisions?

Response:  In the initial design of the Funds, affiliated insurance companies provided input on (i) the allocation ranges for the various asset classes and sub-classes and (ii) certain statistical risk management tests that are part of internal investment guidelines of the investment adviser for the Funds.  The internal investment guidelines are consistent with the disclosure in the Funds’ prospectus and statement of additional information.  By providing input on the allocation ranges and risk management tests, the affiliated insurance companies sought to create a Fund product that would allow the insurance companies to hedge the Living Benefit provided in the variable contract.  The insurance companies’ input is reflected in the current disclosure in the prospectus and statement of additional information.  Once the Funds commence operations, the affiliated insurance companies will not have any ongoing influence in the day to day management of the Funds.  So long as the investment adviser manages a Fund in a manner consistent with the prospectus, statement of additional information and internal investment guidelines, the affiliated insurance companies may not interfere with the investment adviser’s management of the Fund.

Notwithstanding the foregoing, as disclosed in the prospectus for each applicable variable insurance product, the affiliated insurance company, however, does have the ability to substitute the Fund for another fund if, in the judgment of management, investment in any Fund's shares should become inappropriate for the purposes of the contract.  All substitutions will be made pursuant to Section 26(c) of the Investment Company Act of 1940.

2.	Fund: 40/60 Index Allocation Fund & 60/40 Index Allocation Fund

Comment:  As ETF Risk is listed as a principal risk, please clarify whether the fund will invest in ETFs as part of its principal strategy.

Response: We have added a parenthetical to the following sentence in the principal strategies section to clarify that the Fund will be investing in ETFs:

The Advisor will generally invest the Fund’s assets in a portfolio of Underlying Funds (including exchange traded funds or ETFs) that utilize a “passive” or “indexing” investment approach in an attempt to approximate the investment performance of each Underlying Fund’s benchmark index. (emphasis added)

3.	Fund: 40/60 Index Allocation Fund & 60/40 Index Allocation Fund

Comment:  Please disclose the risks associated with investing in small and mid-cap securities.

Response: Revised as requested.  The following principal risk has been added to each fund:

Small and Mid-Capitalization Risk - The risk that the Underlying Fund’s investments in the securities of small or mid-capitalization companies may be more volatile and present additional uncertainty relative to securities of larger capitalization companies.

4.	Fund: 40/60 Index Allocation Fund, 60/40 Index Allocation Fund, Growth Allocation Fund, Moderate Allocation Fund

Comment:  Also, please include the risks of foreign securities, emerging markets, growth stocks, and value stocks in Item 2.  This comment also applies to the Growth and the Moderate Allocation Funds.

Response: Revised as requested.  The following principal risks have been added to each fund:

Value Investment Risk - The risk that an Underlying Fund’s investments in value style securities may be out of favor and potentially undervalued in the marketplace due to adverse business, industry or other developments.  In addition, the Underlying Fund’s investments in value style securities, at times, may not perform as well as growth style securities or the stock market in general, and may be out of favor with investors for extended periods of time.  Value style securities are also subject to the risks that a security judged to be undervalued may actually be appropriately priced, or that the security’s potential value may take a long time to be recognized, or may never be recognized by the market.

Growth Investment Risk - The risk that the Underlying Fund’s investments in growth style securities may be subject to greater price volatility and may be more sensitive to changes in the issuer’s current or expected earnings than other equity securities.  In addition, the Underlying Fund’s investments in growth style securities, at times, may not perform as well as value style securities or the stock market in general, and may be out of favor with investors for extended periods of time.

Foreign Securities Risk - The risks that apply to the Underlying Fund’s investments in the securities of foreign issuers, such as different accounting, legal and disclosure standards, and different trading and market practices.

Emerging Markets Risk - The risks that apply to the Underlying Fund’s investments in foreign securities are typically much greater for investments in emerging markets.  Investments in emerging countries are riskier because the securities markets are generally less developed, may develop unevenly or may never fully develop.

5.	Fund: All Funds

Comment:  Examples: Please confirm to the staff that the examples reflect acquired fund fees and expenses.

Response: Expense examples will reflect acquired fund fees and expenses.

6.	Fund: All Funds

Comment:  Lending Portfolio Securities: Please disclose if the Funds retain the right to vote the securities it lends.

Response: Revised as requested.  The following sentence has been added to the disclosure regarding Lending Portfolio Securities:

While any voting rights on the loaned securities may pass to the borrower, the Trust is able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs.

7.	Fund: Growth Allocation Fund & Moderate Allocation Fund

Comment:  Please add risks related to corporate bonds, mortgage-backed securities, and asset-backed securities.  Include additional risks that relate to asset backed and mortgage related securities, such as loan defaults, including sub-prime mortgage loans, if applicable.  Also, valuation risk due to declining value of underlying assets.  In addition, a summary of these risks should appear in Item 2.

Response:    Revised as requested.  The following disclosure has been added to the section “Additional Information About Risks”:

Mortgage-Backed and Asset-Backed Securities Risk - These fixed income securities are sensitive to changes in interest rates and like traditional fixed income securities, the value of mortgage-backed and asset-backed securities typically increases when interest rates fall and decreases when interest rates rise.

When interest rates fall, borrowers may refinance or otherwise repay principal on their loans earlier than scheduled.  When this happens, certain types of mortgage-backed and asset-backed securities will be paid off more quickly than originally anticipated, and a Fund may have to invest the proceeds in securities with lower yields which may reduce the returns of a Fund.  This risk is known as ‘‘prepayment risk.’’ When interest rates rise, certain types of mortgage-backed and asset-backed securities will be paid off more slowly than originally anticipated and the value of these securities will fall.  This risk is known as ‘‘extension risk.’’ Because of prepayment risk and extension risk, small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain mortgage-backed and asset-backed securities. The value of longer-term securities generally changes more in response to changes in interest rates than shorter term securities.

In a recessionary environment, mortgages or other loans underlying a mortgage-backed or asset-backed security may experience an increase in defaults as borrowers experience difficulties in repaying their loans which may cause the valuation of such securities to be more volatile and may reduce the value of such securities.  These risks are particularly heightened for investments in mortgage-backed or asset-backed securities that contain sub-prime loans which are loans made to borrowers with weakened credit histories and often have higher default rates.

Corporate Bonds and Loans Risk - The corporate bonds and loans in which a Fund invests are subject to the risk of loss of principal and income and will depend primarily on the financial condition of the borrower.  Although borrowers frequently provide collateral to secure repayment of these obligations, they do not always do so.  If they do provide collateral, the value of the collateral may not completely cover the borrower’s obligations at the time of a default.  If a borrower files for protection from its creditors under the U.S. bankruptcy laws, these laws may limit a Fund’s rights to its collateral.  In addition, the value of collateral may erode during a bankruptcy case.  In the event of a bankruptcy or insolvency, the holder of a corporate bond or loan may not recover its principal, may experience a long delay in recovering its investment and may not receive interest during the delay.

The following summary has been added to Item 2 disclosure:

Mortgage-Backed Securities, Asset-backed Securities and Corporate Bond Risk- In a recessionary environment, the mortgages or other loans underlying a mortgage-backed or asset-backed security may experience an increase in defaults as borrowers experience difficulties in repaying their loans which may cause the valuation of such securities to be more volatile and may reduce the value of such securities.  These risks are particularly heightened for investments in mortgage-backed or asset-backed securities that contain sub-prime loans which are loans made to borrowers with weakened credit histories and often have higher default rates.  Similarly, the Fund may experience a payment default with regard to the corporate bonds and loans in which a Fund invests if a corporate borrower has difficulty repaying interest or principal as a result of deteriorating financial conditions.

8.	Fund: All Funds

Comment:  Back Cover: A statement is included that because the funds are intended for use with variable insurance contracts, the prospectus, SAI and shareholder reports are not available on www.Genworth.com.  Please revise this statement since the prospectus and shareholder reports are available at the web address shown (Sep. 24 and Oct. 8 filings).

Response: Revised as requested.  Disclosure has been added that these documents (except the statement of additional information) may be downloaded from the Genworth website (www.Genworth.com.).

9.	Fund: All Funds

Comment:  Proxy Voting Policies and Procedures: Please include a statement that information regarding how the funds voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available (1) without charge, upon request, by calling a specified toll-free (or collect) telephone number, or on or through the trust’s website, or both, and (2) on the Commission’s website at http://www.sec.gov (Oct. 8 filing).

Response:Revised as requested.  The following disclosure has been added to the Proxy Voting Guidelines section of the Statement of Additional Information.

Information about how the Funds voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 (when available) may be obtained (1) without charge, upon request, by calling 800-352-9910 and (2) on the SEC's website at http://www.sec.gov.

10.	Fund: All Funds

Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:  the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, attached is a certificate signed by a Trust officer in which the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (215) 564-8149 or Alexander F. Smith at (215) 564-8554, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Kenneth L. Greenberg
Kenneth L. Greenberg, Esq.

cc:           Carrie E. Hansen
  Genworth Financial Wealth Management, Inc.

Michael P. Cogswell
Heather Harker, Esq.
  Genworth Financial, Inc.

Christopher E. Palmer, Esq.
Richard F. Kerr, Esq.
  Goodwin Procter LLP